UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 16, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES A SANCTION RESOLUTION OF THE COLOMBIAN SUPERINTENDENCY OF FINANCE

Medellín, Colombia, March 16, 2009

Pursuant to Resolution No. 0420, dated February 25, 2010, which was issued and served on Bancolombia S.A. (“Bancolombia”) by the Colombian Superintendency of Finance (“Superintendency”) on March 15, 2010,  the Superintendency imposed  a fine of COP103 million (or USD 54,000 approximately) to Bancolombia resulting from (i) deficiencies in the generation and transmission of informative forms established by the Superintendency titled “Transacciones a través de Canales de Distribución” and “Comportamiento de la Cartera de Créditos-Cosechas” and (ii) deficiencies associated with the processing of payments of credit card bills by check.

Bancolombia is considering the appropriate legal course of action.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837